

April 22, 2011

Curtis D. McClennan
Chief Financial Officer
ClubCorp Club Operations, Inc.
3030 LBJ Freeway
Suite 600
Dallas, TX 75234

> **Re:** **ClubCorp Club Operations, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 28, 2011**
> **File No. 333-173127**

Dear Mr. McClennan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer to exchange 10% Senior Secured Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Prospectus Summary, page 1

2. Please remove the reference to the summary not being complete.

Our Company, page 1

3. Please provide us with the basis for your belief that your clubs and facilities differentiate you from your competitors or delete the references to your competitors.

4. Please revise to clarify what you mean by "desirable demographic groups" in the first paragraph of this section and "mass affluent market segment" in the second paragraph of this section.

5. Please revise to state briefly explain what you mean by "lifestyle" and clarify that it is your belief that your clubs offer a "lifestyle" on page 1 and throughout.

Competitive Strengths, page 2

6. Please balance your statement on page 2 regarding your large and stable base of memberships by adding your disclosure from page 22 that, for your fiscal year ended December 28, 2010, you experienced a 17.2% and 24.2% attrition in member count in your golf and country clubs and business, sports and alumni clubs, respectively, as consumers and businesses cut back on discretionary spending. In addition, please add your disclosure from page 69 that your membership count is at a ten-year low.

Industry Trends, page 3

7. Please revise here and throughout to clarify your statement that the golf industry has attractive supply/demand dynamics by disclosing that the golf industry is still overcoming a supply and demand imbalance caused by a dramatic increase in the number of facilities in the 1990s and that 2010 was the fifth consecutive year in which facility closures outnumbered openings. In addition, please discuss this trend in your risk factors section or explain why this is not necessary.

Market Share and Similar Information, page 5

8. We note your disclosure on page 5 regarding confidential commissioned studies and unpublished independent sources. To the extent that a report is not available to the public for free or for a nominal fee, please provide a consent of the author of any report to be named in the registration statement under Rule 436 of the Securities Act of 1933.

9. We note your reference to confidential third-party commissioned studies. Please explain to us how and where this information is included in this prospectus.

10. Please revise this section to remove the implication that information contained in the prospectus may not be accurate or complete. You may not disclaim responsibility for the accuracy or completeness of the information contained in your document. As such, please revise to indicate that you believe and act as though the information is reliable.

Risk Factors, page 16

11. Please delete the second sentence in the introductory paragraph to your Risk Factors section. This section should cover all known material risks. If a risk is deemed to not be material, please do not reference it.

We have significant operations concentrated in certain geographic areas, and any, page 25

12. Please balance any discussion regarding future expansion with disclosure that there can be no guarantee that you will be able to expand and discuss any additional financing needs and whether such financing is available.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Industry and Demographic Trends, page 43

13. Please revise to clarify what you mean by your statement that the golf industry is characterized by "strong consumer appeal" on page 43.

Liquidity and Capital Resources, page 55

Senior Secured Debt, page 56

14. You state that, on November 30, 2010, in connection with the ClubCorp Formation, you repaid $826.9 million in principal on the long term debt facility and $105.3 million on the revolving loan facility. At that time, Citigroup forgave the remaining $342.3 million under the 2006 debt facility, which you have recorded as a gain on extinguishment of debt. We note these 2006 loans were collateralized by the majority of your owned golf and country clubs, the two full-service resorts (which were sold in connection with the ClubCorp Formation transaction), and the operations of the business, sports and alumni clubs. Please revise your disclosure to discuss the specific business reasons for this debt restructuring, as well as the related transactions, including the specific business reasons why Citigroup chose to forgive a significant portion of the secured loans rather than pursue its remedies with respect to the underlying collateral.

15. We further note the 2006 Citigroup debt facility was comprised of a mortgage loan, senior and junior mezzanine loans, and a revolving note. Please provide us with a detailed schedule showing, for each of the four components of the 2006 Citigroup debt facility, the amount that was repaid and the amount that was forgiven.

Business, page 66

Overview, page 66

16. Please revise to clarify what you mean by "member-oriented philosophy" on page 66.

Competitive Strengths, page 67

17. Please provide us with documentation showing that none of the smaller competing companies have a policy of not assessing members additional dues to fund capital expenditure projects. Alternatively, please delete the words "which differentiates our product compared to smaller competing clubs" on page 68. Similarly, please provide us with documentation showing that no individual privately owned clubs have a network of alliances with other clubs, facilities and properties. Alternatively, please delete the first sentence in the third complete paragraph on page 68 and the words "and serves as a point of differentiation to our competitors" on page 76.

18. We note your disclosure on page 70 that your members represent a highly attractive captive customer base for the goods and services delivered at your clubs and your disclosure regarding the average spend and visitation of your customers annually per membership, including dues. Please revise to disclose the average spend without dues to show the amount of goods and services paid for per visit or advise.

Industry Trends, page 73

19. We note your disclosure regarding "positive long-term recreational, travel and tourism spending trends" on page 73. However, you do not seem to discuss such trends. Please revise here and throughout or advise.

20. We note your disclosure on page 73 that the golf industry is characterized by stabilizing supply and demand and that, because supply has been greater than demand, in 2010 for the fifth consecutive year, facility closures outnumbered openings. Please advise as to how this is a favorable trend given that you own and operate golf courses.

Additional products and services, page 76

21. Please clarify what these services entail with these other listed entities.

Competition, page 82

22. Please revise to state that it is your belief that your ownership of multiple facilities provides an advantage against single clubs you may compete against in such regions. Alternatively, please delete the words "providing an advantage against single clubs we may compete against in such regions" on page 82.

Management, page 86

Board of Directors, page 88

23. Please revise to include disclosure regarding director independence pursuant to Item 407(a) of Regulation S-K.

Compensation Discussion and Analysis, page 90

24. Please disclose the established minimum Adjusted EBITDA for 2011 bonuses or advise.

Equity-Based Awards, page 93

25. Please disclose the strategic goals you refer to on page 94 or advise.

Summary Compensation Table, page 96

26. Please advise as to how you determined that the Class B units awarded to your named executive officers as compensation in fiscal year 2010 have no value. In this regard, we note your disclosure in footnote (2) to the Summary Compensation Table on page 96 and footnote (4) on page 97 regarding the valuation of the Class B units. Please disclose assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis or advise. Refer to Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 104

27. Please revise to include the purchase of the Class A units, including the promissory notes issued in connection with the purchase, as appropriate. Refer to Item 404(a) of Regulation S-K.

28. Please revise to include the disclosure required by Item 404(b) of Regulation S-K.

Reciprocal Arrangements, page 104

29. Please advise as to whether the clubs listed in this section are the only ones that have reciprocal arrangements with related parties. In this regard, we note your disclosure on page 75 that you offer a network of products services and amenities through membership upgrades that provide access to your network of clubs. To the extent that you have additional reciprocal arrangements with related parties, please disclose pursuant to Item 404(a). In addition, please describe the material terms of the revenue sharing arrangements.

Other Transactions, page 104

30. Please revise to disclose the name of the affiliates and the basis on which the person is a related person pursuant to Item 404(a).

The Exchange Offer, page 108

Expiration Date; Extensions; Amendments, page 110

31. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

32. We note your disclosure on page 110 that the exchange offer will expire at 5:00 p.m., New York City Time. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following the commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Conditions to the Exchange Offer, page 111

33. We note your disclosure on page 111 that you will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as possible. Please advise as to how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Acceptance of Exchange Notes, page 113

34. Please revise to clarify that the issuer will issue the exchange notes promptly after expiration of the exchange offer, rather than promptly after you have accepted them. See Exchange Act Rule 14e-1(c).

Consolidated Financial Statements

General

35. SAB Topic 11-E indicates that financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. We refer you to the order of the tables presented on pages 14 and

40, as compared to that of your consolidated financial statements on pages F-3 and F-4. Please revise.

Related Party Transactions

36. Please ensure that all related party transactions are disclosed in your financial statements, as required by Rule 4-08(k) of Regulation S-X. In this regard, we note the disclosure on page 104 with respect to the annual management fee of $1 million that you pay to an affiliate of KSL.

37. Also, the disclosure on page 104 indicates that an affiliate of KSL is entitled to receive a fee equal to 1% of the lenders' maximum commitments in the event of a refinancing. In this regard, it is unclear why you did not incur such a fee with respect to the refinancing that took place in connection with the ClubCorp Formation. Please explain.

Note 3. Summary of Significant Accounting Policies, page F-9

38. Based on the chart on page 96, we note you have issued stock awards to certain employees. Please revise your disclosure to provide your policy for accounting for stock compensation and awards. In this regard, should you determine that the sensitivity aspects of the judgments and estimates required reach the level of a critical accounting policy, disclosure should be added within your MD&A.

Goodwill and Other Intangibles, page F-11

39. You state that an assessment of the recoverability of the carrying value of goodwill and other indefinite lived intangibles is made whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Please tell us whether or not you considered the transactions that occurred in connection with the ClubCorp Formation to be the type of events or changes in circumstances that indicated a need to perform an assessment of the recoverability of the carrying value of goodwill and other indefinite lived intangibles as of November 30, 2010. If such an assessment was performed, please add disclosure of the results of that assessment. If not, tell us the reasons why you believed that such an assessment was not required.

Note 8. Goodwill and Other Intangibles, page F-17

40. It appears that all of your goodwill and other intangibles arose from your acquisition by KSL in 2006. In this regard, please provide us with a summary of the allocation of purchase price with respect to that acquisition transaction. Also, please tell us specifically how the purchase price was funded.

41. We note your disclosure indicating that, when testing for potential impairment of goodwill, you first compare the fair value of your reporting units to the recorded value of these reporting units. In this regard, please provide us with a summary of the annual comparisons of the fair value of your reporting units to their recorded values for each period since your acquisition by KSL in 2006.

Exhibit 5.1

42. Please delete the assumption that the Indenture is a valid and legally binding obligation of the Trustee or advise.

43. Please have counsel remove the statement on page three that it expresses no opinion as to the validity, legally binding effect or enforceability of Section 12.11 of the Indenture relating to the severability of provisions or explain why this is necessary.

44. It is unclear to us what the 5.1 opinion is expressly relying upon in each of the other legal opinions. Please advise. This may affect our review of the other opinions.

Exhibit 5.2

45. Refer to the second to the last paragraph of the opinion. It is inappropriate to limit the opinion to a date prior to the date of effectiveness. As the opinion must speak to the date of effectiveness, either delete this statement or file an updated opinion at effectiveness. Similarly revise Exhibits 5.3, 5.4, 5.7, 5.8, 5.9, 5.10, 5.11, 5.12, 5.14, 5.15, 5.16, 5.17, 5.20, 5.23 and 5.24.

Exhibit 5.3

46. Refer to the second to the last paragraph of the opinion letter. It is inappropriate for counsel to attempt to limit reliance. You may limit reliance as to subject matter – legality – but not as to who can rely upon it or when. Please have counsel revise accordingly. Similarly revise exhibits 5.8, 5.9, 5.18, 5.20, 5.21, 5.23 and 5.24.

47. To the extent that the Exhibit 5.1 opinion is relying upon this opinion for due authorization of the notes or guarantees, please remove any assumptions regarding due authorization. See for instance paragraph 4. Similarly revise Exhibit 5.4

Exhibits 5.4, 5.5 and 5.6

48. Please have counsel remove assumption (vi) of each opinion as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreement.

Exhibit 5.7

49. Please have counsel remove assumption (vii) or explain why it is necessary.

50. Please have counsel revise assumptions (ix), (x), (xi), (xii), (xiii) and (xiv) to limit these assumptions to persons other than the Guarantors. In addition, please have counsel further revise assumption (xi) to remove the statement that there are no other understandings, agreements, documents or instruments that have a material effect on the opinions as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreements.

51. Please have counsel revise 4(b) on page three to remove the words "based solely on our review of the factual matters set forth in the Indenture and our general familiarity with laws, rules and regulations of general application which in our experience are commonly applicable in the State to transactions of the nature contemplated by the Indenture." Counsel may look at any documents necessary to render its opinion. It is inappropriate to limit its opinion "solely" to specific documents. In addition, it is inappropriate for counsel to limit its opinion to the laws of Michigan that are commonly applicable to the transaction contemplated by the Indenture. Rather, counsel must provide a legal opinion based upon all applicable Michigan laws. Please have counsel revise accordingly.

52. Refer to opinion 4(c) on page three. It is unclear what prevents counsel from delivering an unqualified opinion here. Please remove or advise.

Exhibit 5.8

53. Please have counsel remove the assumptions in the sentence that begins at the bottom of page two and carries over to page three as it is inappropriate to make these assumptions about counsel's own client and it is inappropriate for counsel to assume that the terms and conditions of an agreement to which its client is a party have not been amended, modified or supplemented by any other agreement or understanding of the parties.

54. Counsel may review any documents it believes are necessary to render an opinion. Accordingly, please have counsel remove qualification (1) on page three. Alternatively, please have counsel revise to remove the "solely" in qualification (1) and revise the qualification to clarify that it has examined all other documents as necessary to render its opinion.

Exhibit 5.9

55. Please have counsel remove the second to the last paragraph on page two as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreements.

56. We do not understand the need for the first sentence on page three, as there are no knowledge qualifiers contained in the opinion.

57. Refer to opinion 7(b) on page four, qualification 6 on page four and qualification 7 on page five. It is inappropriate for counsel to limit its opinion to laws, rules and regulations that are normally applicable to the transactions contemplated in the transaction documents. Rather, counsel must provide a legal opinion based upon all applicable Arizona laws. Please have counsel revise accordingly.

Exhibit 5.10

58. Please have counsel revise opinion 6(c) on page two to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

59. Please remove qualification (i) on page two as it is inappropriate for counsel to make this assumption when counsel's client is a party to the agreements.

60. Counsel may review any documents it believes are necessary to render an opinion. Accordingly, please have counsel remove qualification (ii) on page two. Alternatively, please remove the words "based solely," and revise the qualification to clarify that counsel has examined all other documents as necessary to render its opinion. In addition, please remove the assumption in this qualification that nothing has occurred to terminate the good standing certificate since the date thereof as it is inappropriate for counsel to make this assumption regarding its own client.

61. Refer to qualification (v) on page three as it is inappropriate to limit the opinion to those laws, rules, regulations and requirements of law that are likely to have application to the transaction. Rather, counsel must provide a legal opinion based upon all applicable Florida laws. Please have counsel revise accordingly.

Exhibit 5.11

62. Refer to the last sentence in the second paragraph on page one. Counsel may not assume that none of the authorizing resolutions and consents of its own client have been modified, revoked, withdrawn or otherwise legally impacted. Please have counsel revise accordingly.

63. Please have counsel revise opinion 5(c) on page two to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

64. Please have counsel revise the third paragraph from the bottom on page two as it is inappropriate for counsel to make this assumption when its client is a party to the agreements.

65. Please have counsel revise the second to the last paragraph on page two to remove the words "based solely on" and to clarify that it has examined all documents necessary to render its opinion. Alternatively, please have counsel remove this assumption. In addition, please have counsel remove the assumption regarding its client's good standing as this is an inappropriate assumption to make regarding its own client.

66. Refer to the second sentence in the second to the last paragraph on page three. It is inappropriate for counsel to limit its opinion to laws that in its experience are likely to have an application to the transactions. Rather, counsel must provide a legal opinion based upon all applicable Georgia laws. Please have counsel revise accordingly.

Exhibit 5.12

67. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise the second paragraph on page one accordingly.

68. Please have counsel revise opinion 5(c) on page two to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

69. Please have counsel remove assumption (i) on page two as it is inappropriate to make such an assumption when counsel's own client is a party to the agreements.

70. Please have counsel revise assumption (ii) on page two to remove the words "based solely on" and to clarify that it has examined all documents necessary to render its opinion. Alternatively, please have counsel remove this assumption. In addition, please have counsel remove the assumption regarding its client's good standing as this is an inappropriate assumption to make regarding its own client.

71. Refer to assumption (v) on page three. It is inappropriate for counsel to limit its opinion to laws that in its experience are likely to have an application to the transactions. Rather, counsel must provide a legal opinion based upon all applicable Massachusetts laws. Please have counsel revise accordingly.

Exhibits 5.13, 5.14 and 5.15

72. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise the second paragraph on page one of each opinion letter accordingly.

73. Please have counsel revise opinion 5(c) on page two of each opinion letter to remove the "to our knowledge" qualifier and the "identified to us by any Guarantor" qualifier or explain why such qualifiers are necessary.

74. Please have counsel remove assumption (i) on page two of each opinion letter as it is inappropriate to make this assumption when counsel's own client is a party to the agreement.

75. Please have counsel revise assumption (ii) on page two of each opinion letter to remove the words "based solely on" and to clarify that it has examined all documents necessary to render its opinion. Alternatively, please have counsel remove this assumption. In addition, please have counsel remove the assumption regarding its client's good standing as this is an inappropriate assumption to make regarding its own client.

76. Refer to assumption (v) on page three of each opinion letter. It is inappropriate for counsel to limit its opinion to laws that in its experience are likely to have an application to the transactions. Rather, counsel must provide a legal opinion based upon all applicable state laws. Please have counsel revise each opinion accordingly.

Exhibits 5.16 and 5.17

77. Please have counsel remove the third and fourth sentences from the first full paragraph on page two of each opinion letter as it is inappropriate to make these assumptions regarding counsel's own client.

78. Please have counsel remove the "identified to us by the Guarantor" qualifier from opinion 4 on page two of each opinion letter or explain why this is necessary.

79. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise additional qualification (a) on page three of each opinion letter accordingly. In addition, please have counsel delete the words "contents of any agreement or instruments to which the Guarantor is a party or to which Guarantor is subject which we have not examined" in each opinion letter as counsel may examine any document necessary to render its opinion and it is inappropriate to make this assumption regarding counsel's own client.

Exhibit 5.18

80. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise the Materials Examined section beginning on page one accordingly.

81. Please have counsel remove assumption (b) as it is inappropriate to make this assumption when counsel's client is a party to the agreements.

82. Please have counsel revise assumptions (c) and (d) on page two to clarify that counsel is assuming the accuracy of the specified documents as to factual matters. In addition, it is

inappropriate to limit the opinion to a date prior to the date of effectiveness. Please have counsel revise assumptions (c) and (d) on page two and limitation C on page four accordingly. Finally, please have counsel remove the last sentence in assumption (d) on page two as it is inappropriate for counsel to make this assumption regarding its own client.

83. Please have counsel remove paragraphs (e), (f), (g) and (h) as these assumptions are inappropriate for counsel to make regarding its own client.

84. Please have counsel revise opinion 5(c) as counsel may examine such matters as it sees fit to render a clean opinion and may not attempt to limit these matters. Please have counsel revise the parenthetical statement in opinion 5(c) accordingly. In addition, please remove the "to our knowledge" qualifier or explain why this is necessary.

Exhibit 5.19

85. Refer to opinion 4(c). Counsel may examine such matters as it sees fit to render a clean opinion and may not attempt to limit these matters. Please have counsel revise the parenthetical statement in opinion 4(c) accordingly. In addition, please remove the "to our knowledge" qualifier or explain why this is necessary.

Exhibit 5.20

86. Please have counsel remove assumptions B-3 and B-4 on page two as it is inappropriate for counsel to make such assumptions about its own client.

87. Please have counsel revise C-3 and C-4 to define the term "Note Guarantee" and clarify that the Relevant Guarantors had the corporate power to execute and deliver the guarantees, that they have taken all corporate action necessary to authorize the execution and delivery of the guarantees and that they have duly executed and delivered the guarantees.

Exhibit 5.21

88. Please have counsel remove assumptions (d) and (f) on page two as it is inappropriate to make this assumption when counsel's own client is a party to the agreements.

89. Please have counsel revise opinion 4(b) on page three to remove the actual knowledge qualification or explain why this qualification is necessary.

90. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Please have counsel revise assumption 2 on page three accordingly.

Exhibit 5. 22

91. Refer to opinion 4(b). Counsel may examine such matters as it sees fit to render a clean opinion and may not attempt to limit these matters. Please have counsel revise opinion 4(b) accordingly.

Exhibit 5.23

92. Please have counsel revise assumptions (h) and (i) as it is inappropriate to make this assumption when counsel's client is a party to such agreements.

93. Please remove the "to our knowledge" qualifiers on page three.

Exhibit 5.24

94. Please have counsel remove the lists of Organizational Documents and revise the third paragraph on page seven. Counsel may examine such documents as it sees fit to render a clean opinion but may not specifically enumerate or attempt to limit those items. Alternatively, please revise throughout to clarify that counsel has examined all documents necessary to render its opinion. In addition, please remove your assumptions regarding Organizational Documents on page two as it is inappropriate to make these assumptions regarding counsel's own clients.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile: (650) 251-5000
        William B. Brentani, Esq.
        Simpson Thacher & Bartlett LLP